UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of October 2019

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

This Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-227753) and Form F-3 (File Nos. 333-204795, 333-209037 and 333-220644), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

 On October 7, 2019, Can-Fite BioPharma Ltd. (the “Company”) entered into an agreement (the “Agreement”) with Capital Point Ltd. (“Capital Point”). Pursuant to the Agreement, the Company has agreed to retain Capital Point to provide certain financial advisory services to the Company and to pay Capital Point a fee equal to 5% of the amounts raised or the value of securities issued in certain future transactions involving issuances of securities of the Company, provided such fee shall not exceed $1.3 million. Under the Agreement, the Company and Capital Point have agreed to promptly seek the dismissal of all pending litigation between the parties and Capital Point withdraws its notices to call a shareholders’ meeting. In addition, Capital Point has agreed to appear in person or by proxy at the Company’s 2019 and 2020 annual shareholders’ meeting and vote all its shares in favor of all matters brought by the Company’s board for the approval of its shareholders. Further, for a period of five years following the date of the Agreement, Capital Point has agreed to customary standstill restrictions relating to share purchases, support of proxy contests, calling of special meetings, and related matters. The Agreement also includes mutual releases, mutual non-disparagement and confidentiality provisions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2019	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer